BARNETT & ASSOCIATES
ATTORNEYS AT LAW
4 LIGHTHOUSE WAY
DARIEN, CT 06820
Phone (203) 273-0278
Fax: (203) 655-9698

Charles E. Barnett
Partner

March 19, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Trudy Corporation---Schedule 14C filed March 19, 2010

Re:	Trudy Corporation, William W. Burnham, Ashley C. Andersen Zantop, Fell C. Herdeg and MMAC, LLC--- Schedule 13E-3 filed March 19, 2010

Dear Sirs:

On behalf of Trudy Corporation (the “Company”), we have electronically transmitted for filing the Company’s Preliminary Information Statement on Schedule 14C. In addition, on behalf of the Company, William W. Burnham, Ashley C. Andersen Zantop, Fell C. Herdeg and MMAC, LLC, we have electronically transmitted for filing the aforementioned five parties’ Schedule
13E-3.
The Company intends to release the Information Statement on Schedule 14C in definitive form and the Schedule 13E-3 to its stockholders (by mailing through the U.S. Postal Service) on March 29, 2010 or as soon thereafter as possible.

Please do not hesitate to telephone me at (203) 273-0278 or email me at cblegal@aol.com with any questions or comments you may have with regard to these filings.

Very truly yours,

/s/Charles E. Barnett
Charles E. Barnett

Enclosures